BRANDON J. CAGE
Variable Products Counsel
Law Department
Phone: 949-219-3943
Fax: 949-219-6952
Brandon.Cage@pacificlife.com
March 27, 2008
Michael L. Kosoff
Staff Attorney
Office of Insurance Products
Division of Investment Management
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549-0506
Re:	Separate Account A of Pacific Life Insurance Company Initial Registration Statement on Form N-4 (Pacific Value Edge) File Nos. 333-148865, 811-08946

Separate Account A of Pacific Life & Annuity Company Initial Registration Statement on Form N-4 (Pacific Value Edge NY) File Nos. 333-148891, 811-09203
Dear Mr. Kosoff:
On behalf of Pacific Life Insurance Company, Pacific Life & Annuity Company, Separate Account A of Pacific Life Insurance Company (811-08946), and Separate Account A of Pacific Life & Annuity Company (811-09203) (hereinafter collectively referred to as “Registrants”), set forth below are responses to comments received on March 18, 2008, in connection with the above referenced Registration Statements on Form N-4, filed with the SEC on January 25, 2008 and January 28, 2008. The changes made in connection with this response will be reflected in a Pre-Effective Amendment to the above referenced Registration Statements. All comments and responses apply to both Registration Statements unless otherwise indicated.
1. Staff Comment: General Comments
a. Please confirm supplementally that the registrant has relief under sections 2(a)(32), 22(c) and 27(i)(2)(A) of the Investment Company Act of 1940 and Rule 22c-l thereunder for the recapture of certain bonus credits. Also, please confirm supplementally that the registration statements currently being reviewed by the staff relate to contracts that are substantially similar in all material respects to the contracts for which any exemptive relief was granted.
Response: We hereby confirm that the registrant was granted relief under the sections and Rule of the Investment Company Act of 1940 referenced above for the recapture of certain bonus credits. In addition,

Mr. Kosoff
March 27, 2008

we also confirm that this registration statement is substantially similar in all material respects to the contracts for which exemptive relief was granted.
b. Please consider modifying the definitions of “Premium Payment”, “Investments”, and “Purchase Payments” to explicitly state that credit enhancements are not considered premium payments.
Response: We modified the definitions of Investment, Premium Payment and Purchase Payment in the Terms Used in This Prospectus section as follows:
“Investment (“Premium Payment”) (“Purchase Payment”) — An amount paid to us by or on behalf of a Contract Owner as consideration for the benefits provided under the Contract. A Credit Enhancement is not considered a Purchase Payment, Investment, or Premium Payment as defined in your Contract.”
c. Since there are several living benefit riders offered under this contract, please consider adding a chart or some other mechanism to contrast the features of these riders. Also, please consider disclosing, in general terms, when one living benefit rider might be preferable over another.
Response: We will consider adding the above referenced disclosure.
d. Please modify the various examples in the appendices to reflect any credit enhancements.
Response: We modified each applicable example to reflect any credit enhancements.
e. As a general matter, please make it clear throughout the prospectus those circumstances where Purchase Payments do not include credit enhancements.
Response: In no event will a Purchase Payment include a Credit Enhancement. Based on your previous comment (b) above, the modification to the definition of Purchase Payment will help clarify.
2. Staff Comment: Cover Page. Disclosure on the cover page states, “[the] Credit Enhancement is paid for primarily out of reductions in our sales and distribution expenses.” Please supplementally confirm the accuracy of this statement as the CDSC period is longer and the M&E charges are substantially higher than the version of this contract (Pacific Journey, file no. 333-145822) which lacks a credit enhancement.
Response: Thank you for the comment. We have removed the disclosure from the cover page.
3. Staff Comment: Overview (pp. 3-8). The “Optional Living Benefit Riders” subsection of the Overview section states that “some” optional Riders require the entire Contract Value be invested in an asset allocation model. The prospectus notes on page 40 in the last paragraph that this investment restriction applies “during the entire time that [the investor] owns an optional living benefit Rider ... “ Please clarify whether some or all Optional Living Benefit Riders have this restriction.
Response: We have modified the disclosure in the Overview section as follows:
“At initial purchase and during the entire time that you own an optional living benefit Rider, you must invest your entire Contract Value in an asset allocation program or in Investment Options we make available for these Riders. See the OTHER OPTIONAL RIDERS — General Information — Investment Allocation Requirements section in this Prospectus.”

Mr. Kosoff
March 27, 2008

4. Staff Comment: Examples (p. 10). Please confirm supplementally that the credit enhancements are not included in the examples and that the figures do not reflect any additional fee attributable to the bonus amount.
Response: We hereby confirm that no Credit Enhancements are included in the example calculations.
5. Staff Comment: How to Apply for Your Contract (p. 15). With regard to the last paragraph of this section, the disclosure states that if the contract owner or annuitant dies before the contract is issued, the contract value, which may be more or less than the amount you invested, will be returned to the owner or his estate. Please explain supplementally why would the contract owner receive anything less than their total investment if the contract has not yet been issued?
Response: What is returned to the owner/applicant is based on the contract jurisdiction and when we are notified of the death of the owner/applicant. If we are notified before the contract is issued, we will return the purchase payments received to the applicant/Owner or the applicable estate. However, if we are not notified of the death and we issued the contract, the amount refunded will be the Contract Value based upon the next determined Accumulation Unit Value. There could be cases where we are not notified of the death until months, or years after the Contract was issued. Although the likelihood and probability of such an occurrence is small, we modified the disclosure as follows [new disclosure is underlined]:
“If any Contract Owner or any sole Annuitant named in the application for a Contract dies and we are notified of the death before we issue the Contract, then we will return the amount we received. If we are not notified of the death and we issue the Contract, then the application for the Contract and/or any Contract issued will be deemed cancelled and a refund will be issued. Depending on the state where your application was signed, the amount of the refund may be more or less than the initial Investment received, or any other Investment we received in connection with an exchange or transfer. In most states, the refund will be the Contract Value based on the next determined Accumulated Unit Value (AUV) after we receive proof of death, in proper form, of the Contract Owner or Annuitant, plus a refund of any amount used to pay premium taxes and/or any other taxes, minus any Credit Enhancement. If there are Joint Owners named on the Contract, the Contract will be owned as Joint Tenants with Right of Survivorship and not as Tenants in Common. Any refund may subject the refunded assets to probate.”
6. Staff Comment: Credit Enhancements (p. 16)
a. Disclosure in this section states, “[t]he Credit Enhancement is not included when determining the guarantees under our optional living benefit riders, unless a Reset/Step-Up occurs.” Please clarify this statement. For instance, are credit enhancements not included for guarantees based on purchase payments, or are they also excluded from guarantees based on contract value?
Response: We modified the disclosure referenced above as follows:
“Any Credit Enhancement added to your Contract is not counted as a Purchase Payment and is not included when determining the guarantees under any of the optional living benefit riders. Any calculations for determining a Reset/Step-Up are based on Contract Value, which includes any Credit Enhancement. See the OTHER OPTIONAL RIDERS section in this Prospectus.”
b. The first paragraph on page 17 describes the application of Credit Enhancement

Mr. Kosoff
March 27, 2008

percentages to prior Purchase Payments. Please supplement the description with an example.
Response: We included the following example:
“Example: You make an initial Purchase Payment of $90,000. The Credit Enhancement added to your Contract Value will be $5,400 ($90,000*6%). If you made an additional Purchase Payment of $30,000 before the end of your first Contract Year, the total Purchase Payments made during the first Contract Year would equal $120,000 ($90,000+$30,000). Since your total Purchase Payments are $100,000 or more, an 8% Credit Enhancement will apply. A Credit Enhancement of $2,400 ($30,000*8%) will be added to your Contract Value based on the additional Purchase Payment. In addition, we will also add $1,800 ($90,000*2%) to your Contract Value, on the date we receive the $30,000 Purchase Payment, so that your initial Purchase Payment receives the 8% (6%+2%) Credit Enhancement. As a result, the total Credit Enhancement added to your Contract Value for the Purchase Payments made during the first Contract Year equals $9,600.”
7. Staff Comment: How the Withdrawal Charge is Determined (p. 26).
a. Please modify the formula used to illustrate the withdrawal charge ($9,000-$1,700=$7,300*8%=$584) to make it mathematically accurate.
Response: We modified the example as follows:
“($9,000-$1,700= $7,300; $7,300*8%=$584)”
b. Please explicitly disclose that you expect to make a profit from the credit enhancements.
Response: There is no direct expectation to make a profit from the credit enhancement itself. However, we modified the following paragraph [new disclosure is underlined]:
“Contracts with a Credit Enhancement will have a longer surrender charge period and the charges (including withdrawal charges) under the Contract may be higher than other variable annuity contracts we offer. We anticipate these Contracts, over the long term, will be profitable for us. The amount of the Credit Enhancement may, over time, be more than offset by the fees and charges under the Contract. Consult with your financial professional to determine if this Contract is right for you.
c. Please explicitly clarify whether credit enhancements are considered “earnings” for calculating the surrender charge or free withdrawal amounts.
Response: We added the requested disclosure to the first paragraph of the Credit Enhancement section as follows:
“Any Credit Enhancement applied to the Contract is considered earnings for tax purposes and will be treated as earnings when determining withdrawal charges and the free withdrawal amount under your Contract.”
8. Staff Comment: Annual Charge Percentage Table (p. 28). For the maximum charge, please replace the entry of “N/A” with the figures disclosed in the fee table.

Mr. Kosoff
March 27, 2008

Response: We added the maximum charge for the EEG (0.25%) and GIA Plus (0.50%) Riders in the Annual Charge Percentage Table to match the maximum percentage indicated in the fee table.
9. Staff Comment: Death Benefit Amount (p. 33). Death Benefit amount in prong (a) is based, in part, on purchase payments which arc then reduced by withdrawals. Please explain whether purchase payments, in this context, includes the credit enhancement. If not, please confirm that there is still a reduction in the death benefit amount by the amount of the credit enhancement even though the purchase payment prong was never increased by the amount of the credit enhancement. For instance, if there is a $100,000 purchase payment and an $8,000 credit enhancement, assuming contract value has fallen below $100,000 and there were no withdrawals, would the death benefit for a death in the first contract year be $92,000?
Response: When determining the Death Benefit Amount, the Purchase Payments do not include any Credit Enhancement. In addition, we hereby confirm that any Credit Enhancement added to the Contract Value within 12 months from the date of death, will be deducted. This is disclosed in the first paragraph of the Death Benefit Proceeds section on the same page as the Death Benefit Amount disclosure. The changes to disclosure based on comment 1(b) and our response to comment 1(e) will confirm that Purchase Payments do not include any Credit Enhancements. To provide further clarification, we modified the sentence after the 2 bullets in the Death Benefit Amount section as follows:
“We calculate the Death Benefit Amount as of the Notice Date and the death benefit will be paid in accordance with the Death Benefit Proceeds section above.”
10. Staff Comment: Optional Stepped-Up Death Benefit Rider (SDBR) (p. 36)
a. The Death Benefit amount in prong (a) is based, in part, on purchase payments which are then reduced by withdrawals. Please explain whether purchase payments, in this context, includes the credit enhancement. If not, please confirm that there is still a reduction in the death benefit amount by the amount of the credit enhancement even though the purchase payment prong was never increased by the amount of the credit enhancement. For instance, if there is a $100,000 purchase payment and an $8,000 credit enhancement, assuming contract value has fallen below $100,000 and there were no withdrawals, would the death benefit for a death in the first contract year be $92,000?
Response: When determining the Death Benefit Amount under the Rider, the Purchase Payments do not include any Credit Enhancement. In addition, we hereby confirm that any Credit Enhancement added to the Contract Value within 12 months from the date of death, will be deducted from the Death Benefit Amount. This is disclosed in the first paragraph of the Death Benefit Proceeds section on the same page as the Death Benefit Amount disclosure. The changes to disclosure based on comment 1(b) and our response to comment 1(e) will confirm that Purchase Payments do not include any Credit Enhancements.
In addition, we added the following sentence as the next to last sentence of the “How the SDBR Works” section:
“Any death benefit paid under this Rider will be paid in accordance with the Death Benefit Proceeds section above.”
b. With regard to the Guaranteed Minimum Death Benefit, similar to comment 9 above, the Guaranteed Minimum Death Benefit Amount is based on purchase payments made after a

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March 27, 2008

milestone date, which are then reduced by withdrawals added to the previous Death Benefit Amount. Please explain whether purchase payments, in this context, includes the credit enhancement. If not, please clarify that there is still a reduction in the death benefit by the amount of the credit enhancement even though the purchase payments prong was never increased by the amount of any credit enhancement.
Response: See response to comment 10(a) above. The disclosure added in response to 10(a) also covers this comment.
11. Staff Comment: Withdrawals Free of Withdrawal Charge (p. 38). Please include a statement to the effect that the Free Withdrawal provision is not applicable to the GIA Plus rider. (See P: 64)
Response: The GIA Plus Rider has no adverse effect on the Free Withdrawal provisions, which is based on the amount of Purchase Payments made under the Contract. However, it does effect the waiver of withdrawal charges provisions set forth in the Charges, Fees and Deductions — Withdrawal Charge section.
We added the following disclosure to the Withdrawal Charge section:
“If you annuitize your Contract by electing the GIA Plus Annuity Option, the waiver of withdrawal charges described above will not apply.”
12. Staff Comment: Right to Cancel (p. 40)
a. In the second paragraph of this section, please include the carve-out for credit enhancements, if applicable. (333-148865 only)
Response: We modified the second sentence as follows [new disclosure is underlined]:
“In some states we are required to refund your Purchase Payments. If your Contract was issued in such a state and you cancel your Contract during the Free Look period, we will return the greater of your Purchase Payments or the Contract Value (less any Credit Enhancement). In addition, if your Contract was issued as an IRA and you return your Contract within 7 days after you receive it, we will return the greater of your Purchase Payments (less any withdrawals made) or the Contract Value (less any Credit Enhancement).”
b. Please include disclosure that premium payments and any credit enhancements will be allocated based on your allocation instructions.
Response: We modified the last sentence of the third paragraph as follows:
At the end of the Free Look period, we will allocate your Purchase Payments (and any Credit Enhancement) based on your allocation instructions.
13. Staff Comment: GIA Plus (p. 63). Please place in bold-faced type the disclosure that the amount converted to the GIA Plus Annuity Option is subject to any applicable withdrawal charges.
Response: We made the applicable disclosure bold.

Mr. Kosoff
March 27, 2008

14. Staff Comment: DCA Plus Fixed Option (p. 83). Please explain the phrase “recapture of any Credit Enhancements” to the contract owner.
Response: We modified the disclosure to add a cross reference where the “recapture” information can be located. The bullet now says the following:
•	“reduced by any Credit Enhancement as described in the PURCHASING YOUR CONTRACT — Credit Enhancement section of this Prospectus.”
15. Staff Comment: NON-Standardized performance (SAI p. 2). Please note that if a credit enhancement is reflected in NON-standardized performance, the CDSC must also be reflected.
Response: Duly noted.
16. Staff Comment: Powers of Attorney. Please include new Powers of Attorney that specifically describe these registration statements by name or ‘33 Act file number as per Rule 483(b).
Response: Updated Powers of Attorney will be included in the next Pre-Effective Amendment.
17. Staff Comment: Series and Class Identifiers. Please confirm supplementally that the contract name on the front cover page of the prospectus is and will continue to be the same as the EDGAR class identifiers.
Response: We hereby confirm that the contract name [Pacific Value Edge] will continue to be the same as the EDGAR class identifiers.
18. Staff Comment: Guarantees and Support Agreements. Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company’s guarantees under the policy or whether the company will be primarily responsible for paying out on any guarantees associated with the policy.
Response: We have entered into re-insurance agreements with third parties to support certain guarantees under the Contract. A form of such an agreement will be added as an exhibit under Item 24(b)(7) of Form N-4.
19. Staff Comment: Financial Statements, Exhibits, and Other Information. Please confirm that the financial statements and exhibits will be filed by a pre-effective amendment to the registration statement.
Response: We hereby confirm that the applicable Financial Statements, Exhibits and/or Other Information will be filed via a Pre-Effective Amendment to the Registration Statement.
20. Staff Comment: Tandy Representation. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the Staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant’s disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Mr. Kosoff
March 27, 2008

Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Response: We will make the appropriate acknowledgements when a request for acceleration is made.
I believe that the foregoing is responsive to the SEC Staff’s comments. If you have any questions, please call me at (949) 219-3943. Thank you.

Sincerely,
/s/ Brandon J. Cage
Brandon J. Cage